Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 7, 2016
Relating to Prospectus Supplement dated April 21, 2016
Registration Statement No. 333-190017

June 7, 2016
Dear Shareholder,
Re: Shareholder Rights Offering and Supplemental Community Offering (together, the “Offerings”)
Our previously announced Offerings commenced on April 21, 2016 with a rights offering to our existing shareholders, which expired on May 27, 2016, and a supplemental community offering to new “community” investors, which expires on June 10, 2016. We are pleased to report that we have received stronger than initially anticipated interest from our existing shareholders in the rights offering and also from new investors in our community offering. Per the April 21, 2016 prospectus supplement for the Offerings, the maximum amount of the combined rights and supplemental community offering is $12 million.
The exceptionally strong response from both current and prospective shareholders is very positive and exciting news. We believe, for many reasons, that it is strategically important to expand our shareholder base, especially in newer markets that we have entered over the last decade. Therefore, we are increasing the maximum size of the Offerings by $8.0 million (to $20.0 million) so as to provide new “community” investors with the opportunity to become shareholders. The increased capital will provide us with additional growth and strategic flexibility.
Enclosed is an amendment to the key terms included in the prospectus supplement for the Offerings. Due to the increase in the Offerings size, we are providing shareholders who properly submitted a rights subscription request, including any oversubscription request by the May 27, 2016 deadline for the rights offering, and all new investors who properly submitted a subscription agreement by the June 10, 2016 deadline for the supplemental community offering, the option to fully or partially withdraw their submission. If you wish to do so, please contact Joe Lussier at 978-656-5578 or Keri Freeman at 978-656-5767 by 5:00 p.m. Eastern Daylight Time on June 17, 2016.
We are further encouraged and inspired by your trust and your considerable interest in the offerings. Your support has always been, and will continue to be, a key component of our long-term success and independence. As always, we thank you for the confidence and trust you have placed in Enterprise Bank.
Please feel free to contact us with any questions you may have.
Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

The above text contains statements about future events that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by reference to a future period or periods or by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” “plan,” and other similar terms or expressions. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, and the receipt of required regulatory approvals. For more information about these factors, please see our reports filed with or furnished to the Securities and Exchange Commission (the “SEC”), including our most recent Annual Report on Form 10-K on file with the SEC, including the section entitled “Risk Factors.” Any forward-looking statements contained in this press release are made as of the date hereof, and we undertake no duty, and specifically disclaim any duty, to update or revise any such statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
The Company has filed a registration statement (including a prospectus) with the SEC for the Offerings. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will send you the prospectus if you request it by contacting Enterprise Bancorp, Inc., Attn: Investor Relations, 222 Merrimack Street, Lowell, MA 01852 or by calling toll-free at 1-877-671-2265, ext. 4519.